

08028778

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

2008 FEB 29 SEC / ... PM 5 RECEIVED

REPORT FOR THE PERIOD BEGINNING _____1/1/07_____ AND ENDING _____12/31/07
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nasdaq Execution Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway   51st Floor
                                                                (No. and Street)

New York   **NY**   **10006**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manny Alicandro   **212-401-8982**

                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP

                                        (Name – of individual, state last, first, middle name)

5 Times Square   **New York**   **NY**   **10036**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        X Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __A. Manny Alicandro, and I, Christopher Concannon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___Nasdaq Execution Services, LLC (the "Company")_____, as of _December 31_____, 2007_____, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

<u>Chief Compliance Officer</u>
Title

_____
Signature

<u>President</u>
Title


KELLI J. BUFORD
Notary Public, State of New York
No. 01-BU6094380
Qualified in Bronx County
My Commission Expires on June 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- **X** (a) Facing Page.
- **X** (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- **X** (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC

December 31, 2007
with Report of Independent Registered Public Accounting Firm

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2007

Contents

≡ ERNST & YOUNG

• Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

• Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Nasdaq Execution Services, LLC

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 22, 2008

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$ 49,472,953
Deposits with clearing organizations	585,000
Receivables from affiliates, net	33,916,050
Goodwill	5,569,073
Intangible asset, net of accumulated amortization of $1,196,725	1,703,275
Other assets	1,462,124
Total assets	$ 92,708,475

Liabilities and members' equity

Liabilities:

Accrued compensation and benefit costs	$ 306,524
Accrued routing fees	17,568,758
Accounts payable	12,928,067
Total liabilities	30,803,349
Members' equity	61,905,126
Total liabilities and members' equity	$ 92,708,475

See accompanying notes to the Statement of Financial Condition.

1. Organization and Description of the Business

Nasdaq Execution Services, LLC, or the Company, is a wholly-owned subsidiary of The NASDAQ Stock Market LLC, or the Exchange. The Nasdaq Stock Market, Inc., or Nasdaq, is a holding company that operates the Exchange as its wholly-owned subsidiary. Nasdaq also operates, through the Exchange, The Nasdaq Market Center, which provides Nasdaq's market participants with the ability to access, process, display and integrate orders and quotes in the Exchange and other national stock exchanges. The Company has no customers and accepts orders from one user, the Exchange, as part of its core routing brokerage business. Since October 30, 2006, with respect to Nasdaq-listed securities, and February 12, 2007, for all other exchange-listed securities (non-Nasdaq-listed and Exchange Traded Funds, or ETFs), the Company operates solely as the routing broker for the Exchange.

Activity and Regulation of Nasdaq Execution Services, LLC

The Company currently operates as the Exchange's routing broker-dealer for sending orders from The Nasdaq Market Center to other venues for execution in accordance with member order instructions and requirements. The Company also clears all trading activity directly with the National Securities Clearing Corporation, or NSCC, either as a Qualified Special Representative, or QSR, or under an Automated Give Up, or AGU, agreement, through Automated Confirmation Trades system, or ACT, except for institutional trades and Designated Order Turnaround, or DOT, processed listed securities. The QSR relationship is an agreement between the Company, the clearing broker and a contra-clearing broker whereby the contra-clearing broker agrees to honor all trades sent directly to NSCC by the Company. In the AGU relationship, the Company will send the trade to ACT initially and then ACT will send the trade to the NSCC for clearing.

The Company is registered as a broker-dealer with the Securities and Exchange Commission, or SEC, and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of The Nasdaq Stock Market, New York Stock Exchange, or NYSE, Financial Industry Regulatory Authority, or FINRA, American Stock Exchange, or Amex, Boston Stock Exchange, Chicago Stock Exchange, International Securities Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange, Chicago Board Options Exchange and the National Stock Exchange. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization, or SRO.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators.

1. Organization and Description of the Business (continued)

Other

Brut Europe Limited, was a wholly-owned inactive subsidiary of the Company, which was set up to generate a European subscriber base. Nasdaq determined to dissolve Brut Europe Limited. It was placed into members' voluntary liquidation in July 2005 and was completely dissolved in January 2007.

2. Summary of Significant Accounting Policies

Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, at acquisition to be cash equivalents. At December 31, 2007, cash equivalents consisted of $49,442,298 of investments primarily in money market funds held at major U.S. financial institutions.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent funds held at the NSCC for settlement of trades and deposits also held at the Stock Clearing Corporation of Philadelphia and the Depository Trust Company.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," or SFAS 142, we are required to test goodwill for impairment at the reporting unit annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. If the fair value of the reporting unit is less than its carrying value, an

2. Summary of Significant Accounting Policies (continued)

impairment loss is recorded to the extent that the fair value of the goodwill is less than the carrying value. The Company completed the required annual impairment test, which determined that goodwill was not impaired.

Intangible Asset, Net

Intangible asset, net at December 31, 2007, consists of routing software and related technology hardware, which is being amortized over an estimated useful life of five years. For finite-lived intangible assets subject to amortization, impairment is considered upon certain "triggering events" as defined in SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS 144. Under SFAS 144, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. There were no triggering events during 2007 that would have required an impairment test to be performed.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When the market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and accounts payable in the Statement of Financial Condition and were immaterial at December 31, 2007. Related changes in unrealized appreciation or depreciation of trading securities were immaterial for the year ended December 31, 2007. Market value is based on published market prices.

Income Taxes

The Company is a limited liability company and, as such, is generally not subject to federal or state income taxes. All items of taxable income and all income tax deductions flow through to the holders of member shares, in proportion to their ownership interest. Limited liability companies are, however, subject to New York City Unincorporated Business Taxes, or NYCUBT. We use the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes," or SFAS 109, to provide relevant taxes on all transactions recorded in the Company's financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation

2. Summary of Significant Accounting Policies (continued)

allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for us on January 1, 2007. The effect of adopting FIN 48 did not have a significant impact on our financial condition. For further discussion, see Note 4 "Income Taxes."

3. Related Party Transactions

The Company received revenues from both the Exchange and Nasdaq until February 12, 2007, when the Exchange became fully operational in non-Nasdaq listed securities and ETFs. Therefore, the Company now operates solely as the routing broker for the Exchange. Under the Services Agreement, the Exchange agrees to pay the Company a fee per share for routing orders related to these securities. Revenue is recognized as earned, and is allocated to the Company through an intercompany receivable, resulting in amounts due from affiliates.

Additionally, certain expenses of the Company are settled on the Company's behalf by Nasdaq and the Exchange. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates.

4. Goodwill and Intangible Asset

As a result of the Nasdaq's acquisition of Brut, LLC in 2004, and INET in 2005, and the allocation of goodwill to the Company in 2006, the Company had goodwill of $5,569,073 at December 31, 2007.

The following table summarizes the Company's intangible asset as of December 31, 2007:

	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Routing software and related technology hardware	$2,900,000	($1,196,725)	$1,703,275

5. Income Taxes

As of December 31, 2007, the net deferred tax asset balance is $743,797. This amount, recorded in other assets on the Statement of Financial Condition, primarily relates to net operating loss carryforwards and amortization of intangible assets. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we did not recognize any changes to reserves for uncertain tax positions. At the adoption date of January 1, 2007, the Company did not record a liability for unrecognized tax benefits. As of December 31, 2007, we had $483,978 of unrecognized benefits of which all the amount would affect tax expense if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ -
Changes:	
Additions from tax positions taken in a prior period	483,978
Balance at December 31, 2007	$ 483,978

The Company files a New York City Unincorporated Business Tax return. As such the Company is subject to audit by New York City. No tax returns are currently under examination by New York City. We remain subject to audits for years 2004-2006. The final outcome of potential audits can not yet be determined. We anticipate that proposed adjustments will not have a material impact to our financial position.

6. Net Capital Requirements and Members' Equity

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $18,925,701, which was $18,675,701 in excess of its required net capital of $250,000. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain

6. Net Capital Requirements and Members' Equity (continued)

minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

The Company has an agreement with its clearing broker that enables the Company to include certain assets as allowable assets in its Net Capital Computation.

7. Commitments and Contingent Liabilities

Nasdaq Execution Services, LLC Agreements - The Company has contracted with SunGard Financial for SunGard Financial to provide the Company on-line processing, report services and related services in connection with the clearance of trades. The term of this agreement is five years and began in September 2004 and is automatically renewed at yearly intervals thereafter until terminated by the Company or SunGard Financial. The annual service fee was $10.0 million in the first year, declining to $8.0 million in the second year and $6.0 million in the third year of the agreement. The annual fee is subject to price review in years four and five based on market rates, but would not be less than $4.0 million per year. Some additional fees may be assessed based on services needed or requested.

The Company's platform includes the functionality which was previously provided by SunGard Financial enabling us to cease using the product which resulted in a charge to earnings.

Brokerage Activities – In accordance with Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

General Litigation and Regulatory Matters – The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

In 2007, the Company paid a fine to the NYSE for a violation of NYSE rules in connection with its oddlot activity.

7. Commitments and Contingent Liabilities (continued)

Management is not aware of any other unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC, NYSE and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Risks and Uncertainties—As discussed above, the Company, as a broker-dealer, acts as principal to the transactions executed through The Nasdaq Market Center, which exposes the Company to clearance and settlement risks.

8. Fair Value of Financial Instruments

The Company considers cash and cash equivalents, deposits with clearing organizations, receivables from affiliates, net, other assets, accrued compensation and benefit costs, accrued routing fees and accounts payable to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

